貝克·麥堅時律師事務所
[redacted]

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07026663

RECEIVED
2007 SEP 14 A 10: 12

Asia Pacific
Bangkok
Beijing
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Jakarta
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Manila
Melbourne
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Europe & Middle East
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North & South America
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Valencia
Washington, DC

September 6, 2007

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated August 29, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Chun-Hui Lin

Joyce Ip / Chun-Hui Lin

Encl.

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

9/19

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on August 29, 2007:

1. Connected Transaction - Formation of a Joint Venture Company, released on September 5, 2007.

華電國際電力股份有限公司

HUADIAN POWER INTERNATIONAL CORPORATION LIMITED*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock code: 1071)

CONNECTED TRANSACTION
FORMATION OF A JOINT VENTURE COMPANY

On 5 September 2007, the Company, China Huadian, Huadian Energy, Guizhou Hydropower, Huadian Engineering entered into the Agreement to establish the Joint Venture Company. Upon completion of the Agreement, the Company will be interested in approximately 20% of the registered capital of the Joint Venture Company.

China Huadian holds 49.18% of the Company's total issued shares and 20.71% of Huadian Energy's total issued shares. It is the controlling shareholder of the Company and the single largest shareholder of Huadian Energy. Guizhou Hydropower and Huadian Engineering are non-wholly owned subsidiaries of China Huadian. China Huadian, Huadian Energy, Guizhou Hydropower and Huadian Engineering are connected persons of the Company for the purposes of the Hong Kong Listing Rules. The entering into of the Agreement constitutes a connected transaction of the Company. As the relevant "percentage ratios" represented by the Company's contribution to the Joint Venture Company's registered capital under the Agreement are less than 2.5%, the transaction falls within the provision under Rule 14A.32(1) of the Hong Kong Listing Rules, and is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Hong Kong Listing Rules.

INTRODUCTION

On 5 September 2007, the Company, China Huadian, Huadian Energy, Guizhou Hydropower, Huadian Engineering entered into the Agreement to establish the Joint Venture Company. Upon completion of the Agreement, the Company will be interested in approximately 20% of the registered capital of the Joint Venture Company.

THE AGREEMENT

1. Date

5 September 2007

2. Parties

(i) the Company;

(ii) China Huadian;

(iii) Huadian Energy;

(iv) Guizhou Hydropower; and

(v) Huadian Engineering

3. Registered Capital of the Joint Venture Company

The initial registered capital of the Joint Venture Company will be RMB200,000,000. It was further agreed in the Agreement that within the 3 years from the date of the Agreement, depending on the development needs of the Joint Venture Company, the registered capital may be increased to RMB1,500,000,000 and the Parties shall contribute in accordance with the existing shareholdings. As the Joint Venture Company is yet to engage in any specific projects, the total investment amount has not been set.

4. Capital Contribution by the Parties

Prior to 10 September 2007, the Parties will pay up their respective contributions to the registered capital of the Joint Venture Company as follows:

Party	Form of contribution	Amount of contribution (RMB)	Equity interest in the Joint Venture Company (%)
China Huadian	Cash	102,000,000	51%
Company	Cash	40,000,000	20%
Huadian Energy	Cash	24,000,000	12%
Guizhou Hydropower	Cash	24,000,000	12%
Huadian Engineering	Cash	10,000,000	5%

The Company's contribution will be financed by its internal resources.

If the registered capital of the Joint Venture Company shall be increased to RMB1,500,000,000, the Parties respective total contributions will be as follows:

Party	Total Amount of contribution (RMB)	Equity interest in the Joint Venture Company (%)
China Huadian	765,000,000	51%
Company	300,000,000	20%
Huadian Energy	180,000,000	12%
Guizhou Hydropower	180,000,000	12%
Huadian Engineering	75,000,000	5%

In the event that the Joint Venture Company's total investment amount exceeds its registered capital and the Company is thereby required to contribute more than RMB300,000,000 in total into the Joint Venture Company, the Company will comply with the relevant reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules accordingly.

THE JOINT VENTURE COMPANY

1. Business Scope

The business scope of the Joint Venture Company will be development, investment and construction of New Energy projects, generation and sale of electricity and development and consultation of applied technology for New Energy.

2. Constitution of the Board of Directors and the Supervisory Board

The board of directors of the Joint Venture Company comprises nine directors, of which four shall be appointed by China Huadian (including the chairman), one shall be appointed by the Company, one shall be appointed by Huadian Energy, one shall be appointed by Guizhou Hydropower, one shall be appointed by Huadian Engineering and the remaining one shall be the representative of the employees.

The supervisory board of the Joint Venture Company comprises five supervisors, of which one shall be appointed by China Huadian (including the chairman), one shall be appointed by the Company, one shall be appointed by Guizhou Hydropower and the remaining two shall be the representatives of the employees.

3. Profit sharing

Profit of the Joint Venture Company (if available) will be shared among the Parties according to their shareholdings in the Joint Venture Company.

REASONS FOR THE TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The Company is principally engaged in the construction and operation of power plants and other businesses related to power generation. Pursuant to the Agreement, the Company would be able to specialise in New Energy and increase the pace and scope in relation to New Energy development similar to other major power generation companies in the PRC. The Joint Venture Company is an environmental friendly and energy conserving entity which is strongly supported and encouraged by the PRC government. In addition, the entering into the Agreement would allow the Company to meet the power development requirements under the proposed requirements of New Energy quota system of the PRC. The Directors understand that the PRC government is in the process of formulating policies regarding the proportion of power generated from New Energy sources. In the coming years, power generation companies in the PRC with a certain level of installed capacity will be required to have a certain percentage of their installed capacity to utilise New Energy sources.

The Directors, including the independent non-executive Directors, believe that the transactions under the Agreement are on normal commercial terms, which are fair and reasonable and in the interests of the Company's shareholders as a whole.

CONNECTED TRANSACTION

China Huadian holds 49.18% of the Company's total issued shares and 20.71% of Huadian Energy's total issued shares. It is the controlling shareholder of the Company and is the single largest shareholder of Huadian Energy. Guizhou Hydropower and Huadian Engineering are non-wholly owned subsidiaries of China Huadian. China Huadian, Huadian Energy, Guizhou Hydropower and Huadian Engineering are connected persons of the Company for the purposes of the Hong Kong Listing Rules. The entering into of the Agreement constitutes a connected transaction of the Company. As the relevant "percentage ratios" represented by the Company's contribution to the Joint Venture Company's registered capital under the Agreement are less than 2.5%, the transaction falls within the provision under Rule 14A.32(1) of the Hong Kong Listing Rules, and is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Hong Kong Listing Rules.

THE PARTIES

China Huadian is a wholly State-owned enterprise principally engaged in the business of development, investment, construction, operation and management of electric power sources, coal and electricity related business, as well as the coordinating of electric (thermal) power production and sale.

Huadian Energy is a Sino-foreign investment joint stock company limited by shares principally engaged in the business of construction, operation and maintenance of power plants, generation and sale of electricity and heat, technical services and consultation in relation to electricity, and production and sale of electricity equipment.

Guizhou Hydropower is a limited liability company principally engaged in the business of development and construction of Hydropower in the Wujiang region, power generation, construction and installation projects and equipment supply.

Huadian Engineering is a limited liability company principally engaged in the business of contracting electricity and power projects, design, construction and installation of related project systems, and provision of associated consultancy and supervision services.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	means the agreement dated 5 September 2007 among the Company, China Huadian, Huadian Energy, Guizhou Hydropower and Huadian Engineering
"China Huadian"	means 中國華電集團公司 China Huadian Corporation*, a wholly State-owned enterprise and the controlling shareholder of the Company
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, respectively
"Directors"	means the directors of the Company
"Guizhou Hydropower"	means 貴州烏江水電開發有限責任公司 Guizhou Wujiang Hydropower Development Company Limited*, a limited liability company established in the PRC

"Huadian Energy" means 華電能源股份有限公司 Huadian Energy Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC and listed on the Shanghai Stock Exchange

"Huadian Engineering" means 中國華電工程（集團）有限公司 China Huadian Engineering (Group) Company Limited*, a limited liability company established in the PRC

"Joint Venture Company" means 中國華電集團新能源發展有限公司 China Huadian Group New Energy Development Company Limited*, a limited liability company to be established in the PRC

"Hong Kong Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"New Energy" means recycle energy including wind energy, biomass energy, solar energy, geothermal energy, tidal energy, small scale hydropower and garbage power etc.

"Parties" means parties to the Agreement, namely, the Company, China Huadian, Huadian Energy, Guizhou Hydropower and Huadian Engineering

"PRC" means The People's Republic of China

"RMB" means Renminbi, the lawful currency of the PRC

By order of the board of Directors
HUADIAN POWER
INTERNATIONAL CORPORATION LIMITED*
Zhou Lianqing
Company Secretary

The board of Directors comprises, as at the date of this announcement, Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
5 September, 2007

* *For identification only*

END